1900 K Street, N.W. Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com thor alden thor.alden@dechert.com +1 202 261 3391 Direct

December 8, 2017

VIA EDGAR

Edward P. Bartz

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	RBC Funds Trust (the “Trust”)
File Nos.: 333-111986; 811-21475

Dear Mr. Bartz:

We are writing in response to comments provided on November 16, 2017 with respect to Post-Effective Amendment No. 114 filed on Form N-1A on October 2, 2017 for the Trust under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (“1940 Act”), to register shares of the RBC Impact Bond Fund (the “Fund”), a new series of the Trust. The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf.

Comment 1. Please file the legality of shares opinion and consent of counsel as an exhibit to the 485(b) submission of the Registrant on behalf of the Fund.

Response 1. The legality of shares opinion and consent of counsel for the Fund will be filed as an exhibit with the next 485(b) submission.

Comment 2. Please confirm that the waiver referenced in the fee table will be in effect for at least one year from the date of the registration statement.

Response 2. The Fund hereby confirms that the waiver period will be in effect for at least one year from the effective date of the registration statement.

Comment 3. Please confirm that the expense limitation agreement and any relevant amendments will be filed as an exhibit to the registration statement.

Response 3. We confirm that the expense limitation agreement and any relevant amendments will be filed as an exhibit to the registration statement.

Comment 4. The principal strategies of the Fund state that “[t]he Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its assets in fixed income securities of investments meeting the Fund’s impact criteria.” Please describe the Fund’s impact criteria in greater detail.

Response 4. The disclosure will be revised accordingly.

Comment 5. Please supplementally provide the percentage of the Fund’s assets of privately-issued mortgage-related, mortgage-backed and asset-backed securities that are expected to be held by the Fund.

Response 5. The Fund will invest in privately-issued mortgage-related, mortgage-backed and asset-backed securities only minimally and expects their percentage to be significantly lower than 5% of the Fund’s assets.

Comment 6. With respect to the Fund’s reference to convertible securities in its principal investment strategies, confirm whether the Fund will invest a significant portion of its assets in contingent convertible (“CoCo”) instruments as part of its principal investment strategies. If yes, please add CoCo-specific disclosure to the Fund’s principal investment strategies and principal risks sections.

Response 6. The Fund does not intend to invest significantly in CoCo instruments and therefore does not intend to revise its principal investments strategies and/or principal risks sections at this time. If the Fund does invest a significant portion of its assets in CoCo instruments in the future, it will reconsider the inclusion of CoCo-specific disclosure in the Fund’s prospectus.

Comment 7. With respect to the Fund’s reference to below investment grade (junk bonds) in the “More on the Fund’s Investment Objective, Principal Investment Strategies and Principal Risks” section, please supplementally explain how the Fund’s investment in junk bonds is consistent with the Fund’s investment objective of “preservation of capital.”

Response 7. The Fund intends to purchase only investment grade securities and does not intend to purchase junk bonds. The Fund will hold junk bonds only to the extent that securities have been downgraded subsequent to their purchase by the Fund. The Fund’s holdings of junk bonds are expected to be minimal at all times.

Comment 8. With respect to the Fund’s reference to foreign issuers in its principal investment strategies, please add corresponding risk disclosure. If the Fund’s foreign issuers include issuers located in emerging market countries, please include corresponding disclosure in the Fund’s investment strategies and risks.

Response 8. The disclosure will be revised accordingly.

Comment 9. Please supplementally explain how derivatives are valued for purposes of the Fund’s 80% names rule policy and confirm that the notional value is not used.

Response 9. To the extent that the Fund uses derivatives, it will use the market value of such derivatives for purposes of the Fund’s 80% names rule policy.

Comment 10. In the “More on the Fund’s Investment Objective, Principal Investment Strategies and Principal Risks” please consider providing an example to clarify the concept of duration. For example, consider providing an example that shows what the effect of a 1% increase in interest rates would have on a debt security with a particular duration.

Response 10. The disclosure will be revised accordingly.

Comment 11. The Fund references convertible securities in its principal investment strategies on page 2, but includes corresponding risk disclosure on page 13 only as an additional risk. Please either add corresponding risk disclosure to the reference in the principal investment strategies or remove the reference to convertible securities from the principal investment strategies.

Response 11. The disclosure will be revised accordingly.

Comment 12. In the section titled “Redemption in Kind” on page 26 of the Prospectus, please consider disclosing if securities issued to meet a redemption in kind will be a pro rata slice of the Fund’s portfolio, individual securities from the Fund’s portfolio or a representative securities basket from the Fund’s portfolio.

Response 12. We believe that the existing disclosure identifies for shareholders the possibility that they may receive a redemption in kind. We do not believe that Form N-1A requires detailed disclosure regarding the manner in which an in-kind slice may be selected. Therefore, we respectfully decline to add additional disclosure at this time. However, in light of the Staff’s comment, the Fund will consider adding risk disclosure related to holding and disposing of securities that are received in kind as part of the Fund’s annual update.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (202) 261-3391. Thank you.

Sincerely,

/s/ Thor Alden

Thor Alden

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